UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-8228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 6/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conners & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 W. Fourth Street, Suite 2800
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Conners (513) 421-0606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road, Suite 150	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Conners, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conners & Co., Inc., as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

JEANNE A. RODICK
Notary Public, State of Ohio
My Comm. Expires 10-15-2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Conners & Co., Inc.

SEC File Number 8-8228

Financial Statements and Supplementary Schedules
For the Year Ended June 30, 2014
and Independent Auditor's Report
and Supplementary Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY, INC.
Certified Public Accountants

Conners & Co., Inc.

SEC File Number 8-8228

Financial Statements and Supplementary Schedules
For the Year Ended June 30, 2014
and Independent Auditor's Report
and Supplementary Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY, INC.
Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended June 30, 2014

Conners & Co., Inc.
(Name of Respondent)

1 W. Fourth Street, Suite 2800
Cincinnati, Ohio 45202
(Address of Principal Executive Office)

Mr. John Conners
Conners & Co., Inc.
1 W. Fourth Street, Suite 2800
Cincinnati, Ohio 45202
(513) 421-0606
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Conners & Co., Inc.

Table of Contents

Flynn & Company
CPAs & Business Consultants

Independent Auditor's Report

To the Shareholders
Conners & Co., Inc.
Cincinnati, Ohio

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Conners & Co., Inc. ("the Company") as of June 30, 2014, and the related statements of operations, shareholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Conners & Co., Inc. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Flynn & Company, Inc.
August 6, 2014

7800 E. Kemper Road • Suite 150 • Cincinnati, OH 45249
P. 513.530.9200 • F. 513.530.0555
www.flynncocpa.com

CONNERS & CO., INC.

STATEMENT OF FINANCIAL CONDITION

AT JUNE 30, 2014

- ASSETS -

Cash and cash equivalents	$	367,481
Cash segregated in compliance with regulations		88,340
Deposits with clearing broker		100,000
Receivables:		
Receivable from clearing broker		42,192
Receivable from customers		1,000
Total receivables		43,192
Securities owned at fair value		451,183
Deferred income taxes, net		30,000
Furniture and equipment, net		54,557
Other assets		10,167
TOTAL ASSETS	$	1,144,920

- LIABILITIES AND SHAREHOLDERS' EQUITY -

LIABILITIES:		
Payable to clearing broker	$	109,312
Accrued expenses		16,970
Capital lease obligation		3,279
Total liabilities		129,561
SHAREHOLDERS' EQUITY:		
Common stock, no par value; 14,735 shares authorized, 6,981 shares issued and outstanding		798,200
Retained earnings		217,159
Total shareholders' equity		1,015,359
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,144,920

The accompanying notes are an integral part of these statements.

CONNERS & CO., INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2014

REVENUE:		
Commissions, net	$	470,825
Underwriting fees, net		64,435
Trading gain on dealer account		(12,700)
TOTAL REVENUE		522,560
EXPENSES:		
Employee compensation and benefits		320,367
Registered representative compensation		47,829
Clearance paid to non-brokers		26,162
Communications		51,713
Occupancy and equipment costs		59,139
Regulatory fees		40,856
Promotional costs		2,094
Professional fees and licenses		70,790
Interest		384
Other (income) expenses, net		(115,824)
TOTAL EXPENSES		503,510
Income from operations		19,050
Gain from NASDAQ stock market valuation		13,992
Income before income taxes		33,042
Income tax expense		-
NET INCOME	$	33,042

The accompanying notes are an integral part of these statements.

CONNERS & CO., INC.

STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2014

	Common Stock	Retained Earnings	Total
Balance at July 1, 2013	$ 798,200	184,117	982,317
Net Income	-	33,042	33,042
Balance at June 30, 2014	$ 798,200	217,159	1,015,359

The accompanying notes are an integral part of these statements.

CONNERS & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 33,042
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation expense	11,511
Changes in assets and liabilities:	
Increase in cash segregated by regulations	(220)
Increase in deposits with clearing broker	(914,513)
Increase in receivable from clearing brokers	22,183
Decrease in receivable from customers	360
Increase in accounts payable	(59,850)
Increase in securities owned at fair value	900,521
Increase in other assets	187
Decrease in accrued expenses	10,060
CASH PROVIDED BY OPERATING ACTIVITIES	3,281
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of furniture and equipment	(24,668)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment capital lease obligation	(4,116)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(25,503)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	392,984
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 367,481

The accompanying notes are an integral part of these statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Conners & Co., Inc. (the "Company") is a fully-disclosed introducing broker-dealer, located in Cincinnati, Ohio. The Company is primarily in the business of underwriting, brokering, and trading common stock and municipal bonds, and related investment services. The Company is registered with the Securities and Exchange Commission (SEC) and the states of Ohio, Kentucky, Florida, and Indiana, and is a member of the Financial Industry Regulatory Authority (FINRA).

It is the policy of the Company to employ U.S. generally accepted accounting principles (GAAP) in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. Cash segregated under federal securities regulations for the benefit of customers is not included as a cash equivalent item.

DEPOSITS WITH CLEARING BROKER-
The Company is required to maintain a $100,000 non-interest bearing deposit with the clearing broker who allows the Company to serve as an "introducing broker" into the clearing broker's system. The Company also maintains a trading deposit with the clearing broker to enable the Company to engage in security transactions. This deposit represents the amount in excess of the fair value of the securities maintained with the clearing broker.

RECEIVABLES FROM AND PAYABLE TO CLEARING AND OTHER BROKER-DEALERS-
Receivables from broker-dealer include commissions from security transactions. Payable to clearing broker are the amounts due for uncollateralized financing of proprietary inventory positions. Management assesses the collectability of receivable from the broker-dealers and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary at June 30, 2014.

NOTE 1 - **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

FURNITURE AND EQUIPMENT-
Furniture and equipment are stated at cost and are depreciated over the estimated useful lives of the related assets ranging from five to fifteen years. Depreciation is computed using the accelerated method for financial reporting and income tax purposes.

Maintenance and repairs are expensed when incurred. Significant improvements and renewals are capitalized.

SECURITIES OWNED-
Securities owned are stated at fair value. Security transactions are recorded on a trade date basis.

FAIR VALUE MEASUREMENTS-
Accounting guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under this guidance are as follows:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities
Level 2	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity)

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

INCOME TAXES-
Income taxes are accounted for using the liability method. Under this method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

Deferred tax assets and liabilities result principally from temporary differences in the financial and tax bases of investment securities and net operating loss carryforwards.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. In determining its tax positions, the Company assumes that the positions will be examined by the appropriate taxing authority and the taxing authority would have full knowledge of all relevant information. The measurement of tax positions is based on managements' best judgment of the amount the Company would ultimately accept in a settlement with taxing authorities. The Company has no uncertain tax positions at June 30, 2014. The Company remains subject to examinations by the Internal Revenue Service, Ohio Department of Taxation, and various local municipalities for the years ended June 30, 2010 and after.

NOTE 2 - CASH AND CASH FLOW INFORMATION

At various times throughout the year, the Company may have cash in financial institutions in excess of insured limits. The Federal Deposit Insurance Corporation (FDIC) insures account balances in accounts up to $250,000 for each business depositor. Using these criteria, the Company had no cash in excess of insured limits as of June 30, 2014.

NOTE 3 - FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at June 30, 2014:

Furniture and fixtures	$ 60,866
Equipment	168,143
Equipment capital lease	21,252
Leasehold improvements	49,293
	299,554
Accumulated depreciation	(244,997)
Total furniture and equipment, net	$ 54,557

Accumulated amortization of the leased equipment at June 30, 2014 was $16,510.

NOTE 4 - FAIR VALUE

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of June 30, 2014:

	Level 1	Level 2
Equity Securities	$92,688	-
Municipal bonds	-	358,495
Total Fair Value	$92,688	$358,495

Level 2 investments may be valued using inputs other than quoted prices, such as interest rates or yield curves that are observable for the asset or liability, and inputs that are derived from or corroborated by observable market data.

NOTE 5 - INCOME TAXES

The Company has net operating loss carryforwards of approximately $623,000 due to expire in the years 2025 to 2031. Due to the uncertainty of the future realization of the net operating loss carryforward, a valuation allowance has been recorded at June 30, 2014. The components of deferred income taxes are as follows:

Deferred tax asset	$ 75,000
Valuation allowance	(45,000)
Net deferred tax asset	$ 30,000

NOTE 6 - LEASE COMMITMENTS

Operating Lease

The Company currently leases certain office space under an operating lease that expires August 31, 2019. Rental expense, including utilities and taxes, charged to operations for the year ended June 30, 2014 was $47,628. Future minimum non-cancellable lease payments are as follows:

Year ending June 30,	
2015	$ 44,400
2016	44,400
2017	44,400
2018	44,400
2019	7,400
	$ 185,000

NOTE 6 - LEASE COMMITMENTS (Continued)

Capital Lease

The Company leased a piece of equipment under a capital lease. The lease agreement requires quarterly payments of $1,125 over the lease term through March 2015. The asset and liability had been recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The asset is being depreciated over its estimated useful life of 7 years. Depreciation expense of $1,897 under this capital lease is included in depreciation expense for the year ended June 30, 2014. Future minimum payments are as follows:

Year ending June 30, 2015	$ 3,750

NOTE 7 - CAPITAL STOCK RESTRICTIONS

The Company and its stockholders have entered into an agreement which defines the rights and obligations of the stockholders with respect to the encumbering and disposition of the Company's capital stock. The agreement sets forth the method of establishing the price to be paid and the terms of payment by the Company.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum capital requirement is the greater of $250,000 or 6 2/3% of its aggregate indebtedness. At June 30, 2014, the Company had net capital, as computed under Rule 15c3-1, of $801,340 which was $551,340 greater than its required net capital of $250,000. The Company had aggregate indebtedness of $129,561 as of June 30, 2014. The Company's net capital ratio was .1617 to 1.

NOTE 9 - PROFIT SHARING PLAN

The Company has a qualified profit sharing plan covering all employees meeting certain conditions. Contributions to the plan are determined annually by the Board of Directors. An employee earns a vested interest in the plan after completing two full years of employment. No contribution was made to the plan in the year ended June 30, 2014.

NOTE 10 - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables form clearing brokers and securities owned. The Company places its cash investments with high-credit-quality financial institutions located in Cincinnati, Ohio. At times, balances may exceed the federally insured limits. In addition, the Company maintains a cash account with the clearing broker. Management does not believe significant concentrations of credit risk exists with respect to these financial instruments.

The Company invests in various investment securities on its own account. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported within the financial statements.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2014 through August 6, 2014, the date the financial statements were available to be issued, for purposes of recognition and disclosure in the financial statements.

Flynn & Company
CPAs & Business Consultants

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 Under the Securities Exchange Act of 1934

To the Shareholders
Conners & Co., Inc.
Cincinnati, Ohio

We have audited the financial statements of Conners & Co., Inc. as of and for the year ended June 30, 2014, and have issued our report thereon dated August 6, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit in the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Flynn & Company, Inc.

August 6, 2014

7800 E. Kemper Road • Suite 150 • Cincinnati, OH 45249
P. 513.530.9200 • F. 513.530.0555
www.flynncocpa.com

CONNERS & CO., INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1931

AS OF JUNE 30, 2014

Computation of Basic Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Shareholders' equity from statement of financial condition	$ 1,015,359
Deduct shareholders' equity not allowable for net capital	-
TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	1,015,359
Add liabilities subordinated to claims of general creditors	-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	1,015,359
Deductions and/or changes:	
Non-allowable assets:	
Securities owned not readily marketable	(102,785)
Furniture and equipment	(54,557)
Deferred tax asset; net of valuation allowance	(30,000)
Prepaid expenses	(10,167)
Customer receivables	(1,000)
TOTAL DEDUCTIONS AND/OR CHANGES	(198,509)
Net capital before haircuts on securities position	816,850
Haircuts on securities:	
State and municipal securities	15,510
Other securities	-
Undue concentration	-
TOTAL HAIRCUTS ON SECURITIES	15,510
NET CAPITAL	$ 801,340

CONNERS & CO., INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1931

AS OF JUNE 30, 2014

Aggregate Indebtedness

Items included in statement of financial condition accounts payable and accrued expenses	$ 129,561

Computation of Basic Net Capital Requirements

Greater of 6 2/3% of aggregate indebtedness or $250,000

6 2/3% of aggregate indebtedness	$ 8,637
Minimum dollar net capital requirement	$ 250,000
Excess net capital	$ 551,340
Excess net capital at 1,000%	$ 788,384
Percentage of aggregate indebtedness to net capital	.1617 to 1

NOTE: There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of form X-17A-5 as of June 30, 2014.

CONNERS & CO., INC.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF JUNE 30, 2014

CREDIT BALANCES:	
Free credit balances and other credit balances in customers' security accounts	$ -
customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
TOTAL CREDITS	$ -
DEBIT BALANCES:	
Debit balances in customers' cash accounts, excluding unsecured accounts and accounts doubtful of collection Net of deductions pursuant to Rule 15c3-3	$ -
Failed to deliver of customers' securities not older than 30 days	-
TOTAL RULE 15C3-3 DEBITS	$ -
RESERVE COMPUTATON:	
Excess of Total Debits Over Total Credits	$ -
Required Deposit	$ -
Amount Held on Deposit in "Reserve Bank Account"	88,340
EXCESS DEPOSIT	$ 88,340

NOTE: There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of form X-17A-5 as of June 30, 2014.

CONNERS & CO., INC.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2014

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

State the market valuation and the number of items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	NONE
A. Number of Items	NONE
2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
A. Number of Items	NONE

Flynn & Company
CPAs & Business Consultants

Supplementary Independent Auditor's Report on Internal Control
Required by Rule 17a-5(g)(1) of the Securities and Exchange Commission

To the Shareholders
Conners & Co., Inc.
Cincinnati, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of Conners & Co., Inc. ("the Company") as of and for the year ended June 30, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7800 E. Kemper Road • Suite 150 • Cincinnati, OH 45249
P. 513.530.9200 • F. 513.530.0555
www.flynncocpa.com

Because of inherent limitations in any internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected by the entity on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of June 30, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company, Inc.

August 6, 2014

Flynn&Company
CPAs & Business Consultants

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholders
Conners & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which was agreed to by Conners & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Conners & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Conners & Co., Inc.'s management is responsible for Conners & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported in Form X-17A-5 (quarterly FOCUS Reports) for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company, Inc.

August 6, 2014